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                               June 30, 2023

       Anders Opedal
       Chief Executive Officer
       Equinor ASA
       Forusbeen 50, N-4035
       Stavanger, Norway

                                                        Re: Equinor ASA
                                                            Form 20-F for the
Fiscal Year ended December 31, 2022
                                                            Filed March 23,
2023
                                                            Response dated June
21, 2023
                                                            File No. 001-15200

       Dear Anders Opedal:

              We have reviewed your June 21, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 8, 2023 letter.

       Form 20-F for the Fiscal Year ended December 31, 2022

       Notes to the Consolidated Financial Statements, page 67

   1. We note your response to prior comment one explaining that you believe the methods used to compute basic
and diluted earnings per share were sufficiently disclosed because the amounts utilized
are available in the Statement of Income, although you agree to include in future
filings "...references to notes to the financial statements where applicable information relating to
basic and diluted earnings per share" can be found.

                                                        We are unable to
ascertain from your response whether you have agreed to disclose the calculations of basic
and diluted earnings per share as required by paragraphs (a) and (b)
                                                        of IAS 33.70. We
believe that you should disclose within the notes to the financial
 Anders Opedal
Equinor ASA
June 30, 2023
Page 2
         statements the details that are prescribed by this standard.

         Please confirm that you will provide disclosure consistent with the table included within your response regarding the calculations of basic and diluted earnings per share.

       You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Robert
Babula, Staff Accountant, at (202) 551-3339 with any questions.



FirstName LastNameAnders Opedal                                 Sincerely,
Comapany NameEquinor ASA
                                                                Division of
Corporation Finance
June 30, 2023 Page 2                                            Office of
Energy & Transportation
FirstName LastName